Exhibit (a)(1)(h)

DAVITA INC.

NOTICE TO CERTAIN HOLDERS OF

STOCK-SETTLED STOCK APPRECIATION RIGHTS

RE: OFFER TO PURCHASE SHARES OF DAVITA INC. COMMON STOCK

August 17, 2020

As you may already know, DaVita Inc. (the “Company”) has recently announced a tender offer (the “Tender Offer”) to purchase for cash shares of its common stock, par value $0.001 per share (the “shares”), having an aggregate Purchase Price (as defined below) of no more than $1.0 billion. Pursuant to a modified “Dutch auction,” shareholders may tender shares: (i) at prices specified by the tendering shareholders of not less than $77.00 and not more than $88.00 per share (“Auction Tenders”), or (ii) at the Purchase Price determined as described in the Offer to Purchase, dated August 17, 2020 (the “Offer to Purchase”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offer as described in the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other documents relating to the Tender Offer that were distributed to shareholders and filed with the U.S. Securities and Exchange Commission (the “SEC”), each as may be amended or supplemented from time to time (collectively, the “Tender Offer Documents”).

The Tender Offer is subject to a number of terms and conditions that are described in the Tender Offer Documents. You are receiving this letter because you hold vested stock-settled stock appreciation rights (“SSARs”) or SSARs that may vest prior to the expiration of the Tender Offer (collectively, “vested SSARs”). This letter provides a brief overview of the Tender Offer and the steps you must take if you wish to participate.

Procedure for Holders of SSARs to Participate

The Tender Offer is generally being made to the Company’s shareholders. Because you hold vested SSARs, you may participate in the Tender Offer by first exercising your vested SSARs in accordance with the terms of our equity-based compensation plans, the applicable SSAR agreement and the Company’s policies and practices and then tendering in the Tender Offer some or all of the shares issued upon such exercise in accordance with the terms and conditions of the Tender Offer Documents set forth below. You should also review the equity-based compensation plans, your SSAR agreement and the Company’s policies and procedures prior to exercising your vested SSARs. For information about your SSARs, please contact [_____] at [_____] or [_____].

Following the exercise of your SSARs, you will receive shares that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer Documents to determine if participation would be advantageous to you. The Tender Offer Documents consist of (1) the Offer to Purchase, (2) the related Letter of Transmittal, (3) the Notice of Guaranteed Delivery and (4) the other documents relating to the Tender Offer that were distributed to shareholders and filed with the SEC. You can obtain a copy of the Tender Offer Documents from Georgeson LLC, the information agent for the Tender Offer, by contacting them by phone at (888) 206-5896. The Offer to Purchase sets forth all of the terms and conditions of the

Tender Offer, some of which are summarized below. If you hold share certificates registered in your own name for the shares that you receive upon exercise of SSARs, the Letter of Transmittal is the form you would use to inform the Company that you wish to participate in the Tender Offer. If you have the shares that you receive upon exercise of SSARs deposited into a brokerage account, the brokerage firm will be required to tender the shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your vested SSARs and participating in the Tender Offer and have any questions, you should contact [_____] at [_____] or [_____] regarding exercising your SSARs or Georgeson LLC (888) 206-5896 regarding the Tender Offer.

Whether or not you choose to exercise your vested SSARs, and whether or not you choose to participate in the Tender Offer, are entirely your decisions. The Company’s Board of Directors (the “Board”) has approved the making of the Tender Offer. However, neither the Company nor its Board is making any recommendation as to whether you should exercise your vested SSARs, whether you should participate in the Tender Offer or, if you decide to participate, at what purchase price or purchase prices you may tender your shares in the Tender Offer. In addition, the Company is not rendering any tax advice in connection with the Tender Offer. You should review the Tender Offer Documents, each as may be amended or supplemented from time to time, including the Offer to Purchase and the Letter of Transmittal, and consult your own tax advisors, financial advisors and/or brokers before determining whether to exercise your vested SSARs and whether to participate in the Tender Offer.

If you do decide to exercise your vested SSARs and participate in the Tender Offer, you should be aware that the Tender Offer expires at 12:00 midnight, New York City time, at the end of the day on September 14, 2020, unless extended or otherwise terminated by the Company. In addition, as noted above, if the shares you receive upon exercise of your SSARs are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender the shares in your account.

If you wish to exercise all or a portion of your vested SSARs in order to tender the underlying shares in the Tender Offer, you must exercise your SSARs early enough to allow the Company to facilitate your exercise and to transfer the shares to you before the Tender Offer expires. We suggest that you exercise your vested SSARs at least five business days prior to the date on which the Tender Offer expires (which, unless the Tender Offer is extended, will require you to exercise such SSARs no later than 5:00 p.m., New York City time, on September 4, 2020) in order to provide you with sufficient time to validly tender any such shares in the Tender Offer. For further information, or if you have any questions relating to exercising your SSARs, including those relating to the applicable deadlines, contact [_____] as described above.

You should be aware that exercise of SSARs cannot, once exercised, be revoked even if some or all of the shares received upon exercise thereof and tendered in the Tender Offer are not purchased pursuant to the Tender Offer for any reason.

Summary of Terms of the Tender Offer

The terms and conditions of the Tender Offer are fully set forth in the Tender Offer Documents, available from Georgeson LLC, the information agent for the Tender Offer, at (888) 206-5896. The summary set forth below is intended only to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain copies of the Tender Offer Documents for further review. This summary is qualified in its entirety by the terms and conditions set forth in the Tender Offer Documents.

The Company is offering to purchase up to $1.0 billion in value of its common stock, par value $0.001 per share, (i) at prices specified by the tendering shareholders of not less than $77.00 and not more than $88.00 per share or (ii) at the Purchase Price determined as described in the in the Offer to Purchase, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offer. The Company will determine a single price per share (the “Purchase Price”), which will be not less than $77.00 and not more than $88.00 per share that it will pay for shares accepted for purchase in the Tender Offer. The Purchase Price will be the lowest price per share of not less than $77.00 and not more than $88.00 per share that will enable the Company to purchase the maximum number of shares validly tendered in the Tender Offer and not validly withdrawn having an aggregate Purchase Price not exceeding $1.0 billion. Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Tender Offer. Shares validly tendered pursuant to an Auction Tender at a price that is greater than the Purchase Price will not be purchased in the Tender Offer.

The Company will acquire shares in the Tender Offer at the Purchase Price upon the terms and subject to the conditions of the Tender Offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase. These terms and conditions generally provide that the Company will first accept shares tendered by smaller shareholders (individuals who own, beneficially or of record, an aggregate of less than 100 shares), provided these individuals properly tender all of their shares, and then will accept shares properly tendered on a pro rata basis. The Company will only purchase conditionally tendered shares, by random lot and to the extent feasible, if such purchase is necessary to permit the Company to purchase $1.0 billion in value of shares (or such greater amount as the Company may elect to purchase, subject to applicable law). Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares that you tender even if you validly tender them at a price per share at or below the Purchase Price.

In accordance with the rules of the SEC, in the event that shares having an aggregate Purchase Price of more than $1.0 billion are validly tendered at or below the Purchase Price, the Company may, at its option, accept for purchase an additional number of outstanding shares not to exceed 2% of the total number of outstanding shares (exclusive of any shares held by or for the Company’s account or by or for the account of any of its subsidiaries) without extending the Tender Offer. The Company also expressly reserves the right, in its sole discretion, to amend the Tender Offer to purchase additional shares, subject to applicable law.

If you exercise any of your vested SSARs, and the Company does not accept the tender of all or any of your shares for any reason, including, without limitation, oversubscription, you will not be able to revoke the exercise of your SSARs.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your SSARs and tendering shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to SSAR exercises and the Tender Offer.

THE TENDER OFFER IS NOT BEING MADE TO HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF OFFERS TO SELL SUCH SHARES WOULD NOT BE IN COMPLIANCE WITH APPLICABLE LAW.

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